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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no.    1082673
                      --------


                           THE ZEBALLOS MINING COMPANY
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)

             Nevada                                    98-0201259
    ---------------------------------              ---------------------
   (State or Other Jurisdiction of         (I.R.S. Employer Identification No.)
   Incorporation or Organization)

    34 - 3387 King George Highway
    Surrey, British Columbia., Canada                    V4P 1B7
    ---------------------------------              ---------------------
(Address of Principal Executive Officer)               (Zip Code)


                                 (604) 538-5995
                              ---------------------
                          (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:

                    Common Stock, par value $0.001 per share
                -------------------------------------------------
                                (Title of Class)

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
                                TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

                                     PART 1

Item 1    Description of Business                                              3
Item 2    Management's Discussion and Analysis or Plan
                    of Operation                                              13

Item 3    Description of Property                                             16
Item 4    Security Ownership of Certain Beneficial
                    Ownership and Management                                  17

Item 5    Directors, Executive Officers, Promoters and
                    Control Persons                                           19

Item 6    Executive Compensation                                              20
Item 7    Certain Relationships and Related Transactions                      21
Item 8    Description of Securities                                           25

                                     PART 11

Item 1    Market Price of and Dividends on the Registrant's
                    Common Equity and Other Stockholders Matters              26
Item 2    Legal Proceedings                                                   26
Item 3    Disagreement With Accountants and Financial Disclosure              26
Item 4    Recent Sales of Unregistered Securities                             26
Item 5    Indemnification of Directors and Officers                           27

                                    PART F/S

          Financial Statements                                                29

                                    PART 111

Item 1    Index to Exhibits                                                   38
Item 2    Description of Exhibits                                             38


                          ---------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

The Zeballos Mining Company (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

     1.   provide current, public information to the investment community;

     2.   to expand the availability of secondary  trading  exemptions under the
          Blue  Sky  laws  and  thereby   expand  the  trading   market  in  the
          Registrant's securities, and

     3.   to  comply  with   prerequisites   for  listing  of  the  Registrant's
          securities on NASDAQ.


ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         The Registrant was incorporated in the State of Nevada on March 4, 1999. The Registrant has no subsidiaries and no affiliated companies. The executive offices of the Registrant are located at Suite 34 - 3387 King George Highway, Surrey, British Columbia, Canada, V4P 1B7.

         The Registrant is engaged in the exploration of mineral properties. (see Part 1, "Exploration and Development of the Zeb Au Mineral Property"). The Registrant is referred to as being in the "development" stage by its auditors. This term is generally used in Financial Accounting Standards to describe a company seeking to develop its ideas and products. The Registrant is not in the development stage with regards to any mineral claim. No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Registrant is purely an exploration company. There is no assurance that any ore body will ever be found nor that the Registrant will have sufficient funds to undertake the exploration work required to identify an ore body.

         Management anticipates that the Registrant's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         The Registrant has no revenue to date from the exploration of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Registrant's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         In addition to exploring its mineral property, the Registrant plans to seek out additional mineral properties either by way of purchase, staking or joint venturing of other mineral properties. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation"). No additional mineral properties have been identified by management to date and there is the possibility that none will be found.

         Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Registrant's plans as currently contemplated. Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

         All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION AND DEVELOPMENT OF THE ZEB AU MINERAL PROPERTY

         The Registrant was retained Calvin Church, P. Geo. of Vancouver, British Columbia, to summarize the geology and mineral potential on its mineral claim near Zeballos, British Columbia. His report was dated April 30, 1999. The mineral claim was staked February 28, 1999 by Edward Skoda on behalf of the Registrant and named "Zeb Au".

         The claim covers 18 metric units (25.3 square miles) located within the Zeballos mining camp near the town of Zeballos on the West Coast of Vancouver Island. Auriferous quartz veins in the Zeballos mining camp produced over
287,811 ounces of gold and 124,700 ounces of silver from ore averaging 0.44 ounces per ton during the period 1934 to 1948 (B.C. Department of Mines).

         The present report summarizes geology and mineralization in the Zeballos mining camp and potential for discoveries on the Zeb Au claim. Church's report is summarized below. All of the material presented in his report is from a literature search of British Columbia Department of Mines annual reports and papers, Geological Survey of Canada Open File maps, memoirs and papers, and Assessment Report filings with the B.C. Department of Mines. Calvin Church did not visited the property which was covered in snow at the time of his preparation of his report.

LOCATION, ACCESS AND TOPOGRAPHY

         The property is situated just north of the town of Zeballos, which is located on the West Coast of Vancouver Island about 300 kilometers (186 miles) northwest of Victoria. The geographic center of the Zeb Au property is located at 126(degree)48'35" West Longitude and 50(degree)03'35" North Latitude on N.T.S. mapsheet 92 L/2. This location may also be described as being in U.T.M. zone 09 with coordinates Northing 5547300N and Easting 656900E. The claim's legal corner post is beside the main road about 2.8 kilometers (1.7 miles) up the Zeballos River from its junction with the Nomash River.

         Access is by an all weather road which follows the Zeballos River and connects Zeballos to the Island highway at Mukwilla Lake. The road comes within less than one kilometre from the south and east boundaries of the claim from where steep footpaths follow creeks to higher ground in the northwest area of the claim.

         The terrain is mountainous and rugged. Elevations range from 20 meters (75 feet) in the Zeballos River valley to above 1,030 meters (Mt. Lukwa 3,749 feet) at some of the local peaks within the mining camp. Many of the creeks flow down waterfalls in narrow canyons and there are many unscalable bluffs which make foot traverses difficult. The area is considered coastal rainforest and total annual precipitation is high, rarely less than 500 centimeters (200 inches). Forests of yellow cedar and hemlock populate the mountaintops and Douglas fir and red cedar grow well in the river valleys, however, much of the main drainages were logged in the 1940's.

                                  CLAIM STATUS

         The claim is owned outright by the Registrant. Mineral tenure is secure for one year from the date of staking as described below.

         CLAIM NAME      TENURE NO.       UNITS             EXPIRY DATE
         -----------------------------------------------------------------------
         Zeb Au          367965           18                February 28, 2000

HISTORY

         J. S. Stevenson in an article written in 1950 entitled "Lode Gold Deposits of the Zeballos Area, B.C." published in the British Columbia Department of Mines gave a detailed account of the mining history of the Zeballos camp in the British Columbia. An edited excerpt follows:

         "Although small amounts of placer gold had been obtained from the Zeballos River as early as 1907, it was not until 1924 that the first gold vein was staked on the Tagore property. Two years later the King Midas was staked, and by 1929 forty claims had been staked in the valley. In that year the first shipment of ore was made. It consisted of 2 tons of high-grade ore mined from the Tagore.

         A period of inactivity followed until 1934, when the first of the rich gold-quartz veins that to were make the Zeballos camp an important producer were found. Small pockets of course placer gold and gold-quartz float boulders had been found at the mouth of Spud creek. Prospecting upstream along Spud creek and in its many tributaries resulted in discovery of the veins on the White Star property in early 1934. In 1935, the Goldfield vein on the Spud Valley property was found, and in 1936 the No.1 vein on the Privateer. Several discoveries followed shortly after on Spud Creek and other creeks draining into the Zeballos River.

         Mining really began in the winter of 1934-35 when high-grade ore was shipped from the property of White Star Gold Mines. In 1937 shipments of ore were made from the No.1 vein on the Privateer. In 1938 the Privateer mill and Spud Valley Gold Mines mill began operating. That year nearly 400 men were employed at thirty properties in prospecting, development work, and production. In 1939 mills were built at the Mount Zeballos and Central Zeballos mines, and in 1941 a mill was built at the Homeward. About 1942, the shortage of men and supplies because of World War II forced all but the Privateer and Prident to close, and in October 1943, these properties also were forced to close. During the winter of 1945-46 operations were resumed at Privateer, Prident, Central Zeballos, and Spud Valley mines, but owing to the increased cost of supplies and labour relative to the fixed price of gold, these mines were forced to close again and by the end of 1948 Privateer, the last to operate, had ceased operations.

         Production from the Zeballos mining camp between 1934 and 1948 totaled 287,811 ounces gold and 124,700 ounces silver from approximately 651,000 tons of ore mined (Table I). This gives an over all grade for the camp, including dilution, of 0.44 ounces gold per ton; or, based on a yield of 280,623 ounces from the ore milled, an average of 0.75 ounces per ton milled. The narrow veins were mined by cut-and-fill and shrinkage methods and resulted in lower grades due to dilution in areas where stoping widths exceeded vein widths. This is clearly evident from production figures of the largest producer in the camp, Privateer, where the average grade based on total production of 154,381 ounces of gold from 285,771 tons mined and 153,332 tons milled was 0.54 ounces gold per ton mined and 1.01 ounces gold per ton milled. Production figures for the major gold producers in the camp are listed below."

        TABLE 1 - Zeballos Gold Production (ounces), 1934 to 1948
--------------------------------------------------------------------------------------------------------------------------
                         1934 -                                                                    1944 -
        PRODUCER         1937        1938      1939       1940      1941      1942       1943      1948      TOTAL
--------------------------------------------------------------------------------------------------------------------------
Privateer               3,003       16,023     32,987     28,416     28,328    17,219      9,727     22,678    154,381
--------------------------------------------------------------------------------------------------------------------------
Spud Valley *              47          473     15,369     18,099     14,031     6,020                           54,039
--------------------------------------------------------------------------------------------------------------------------
Mount Zeballos                                  3,277     14,716      9,744     2,665        123                30,525
--------------------------------------------------------------------------------------------------------------------------
Central Zeballos                       152         33      6,610      6,568     4,610      2,499                20,472
--------------------------------------------------------------------------------------------------------------------------
Prident                                                               3,803     5,141      3,758      1,235     13,937
--------------------------------------------------------------------------------------------------------------------------
White Star                541           42      2,122      2,345      1,531       500                            7,081
--------------------------------------------------------------------------------------------------------------------------
C.D. (Rey Oro)                       1,102        843      1,319      1,336                                      4,600
--------------------------------------------------------------------------------------------------------------------------
Homeward                                                                897       594                            1,491
--------------------------------------------------------------------------------------------------------------------------
Van Isle                                                   1,178                                                 1,178
--------------------------------------------------------------------------------------------------------------------------
Rimy                                    44                                                                          44
--------------------------------------------------------------------------------------------------------------------------
Tagore                                              8                                                              +38
--------------------------------------------------------------------------------------------------------------------------
Golden Portal                                       8         12                                                    20
--------------------------------------------------------------------------------------------------------------------------
King Midas                                                     5                                                     5
--------------------------------------------------------------------------------------------------------------------------
TOTALS                   3591       17,836     54,647     72,700     62,238     36,749     13,608     26,412   287,811
--------------------------------------------------------------------------------------------------------------------------

     *    Including production from Big Star.
     +    Includes 30 oz. Produced in 1930 and 1932.

          Just over one kilometre west of the Zeb Au claim is a block of reverted crown granted claims that outline the Ford Iron Deposit formerly named the F.L/Ridge claims. Replacement bodies of almost pure magnetite were mined from this deposit between 1962 and 1969 mostly by underground methods. The deposit produced 1,282,233,396 kilograms of iron concentrate from 1,681,283 tonnes mined (Assessment Report - B.C. Department of Mines).

          In 1937, several vein showings were discovered and staked on ground now covered by the Zeb Au property. Most of this early work consisted of surface stripping and a number of open cuts or short adits driven on high-grade veins. During 1938 and 1939 Zeballos Goldspring Mines explored northerly striking veins on the south bank of Fault Creek. The workings consist of two adits and several surface strippings between the elevations of 470 meters (1,410 feet) 536 meters (1,680 feet). No production was ever reported from the Goldspring veins. Detailed accounts of these early exploration programs were recorded by M.F. Bancroft in an article written in 1940 entitled "Zeballos Mining District and Vicinity" published in Geological Survey of Canada, Paper 40-12, and by J.S. Stevenson in 1938 in an article entitled "Lode Gold Deposits of the Zeballos Area, B.C. British Columbia Department of Mines.

REGIONAL GEOLOGY

         Geologists from the Geological Survey of Canada, beginning with G.M. Dawson (1887), carried out the earliest geological investigations of Vancouver Island. D.H. Gunning made important contributions to the geological picture when he completed a systematic geological survey in 1932 of the Nimpkish and Woss lake areas of northern Vancouver Island. A compilation of Gunning's work was combined with investigations by J.W.Hoadley and published as GSC Memoir 272:
Geology and Mineral Deposits of the Zeballos-Nimpkish Area in 1953. The geological mapping of several geologists working for the Geological Survey of Canada in the 1960's was compiled at a scale of 1.250,000 by J.E. Muller in 1977 and published as Geological Survey of Canada, Open File 463.

         Vancouver Island is the main component of the Insular Belt, the westernmost major tectonic subdivision of the Canadian Cordillera. The Insular Belt contains a middle Paleozoic and a Jurassic volcanic-plutonic complex, both apparently underlain by gneiss-migmatite terranes and overlain respectively by Permo-Pennsylvanian and Cretaceous clastic sediments. A thick shield of Upper Triassic basalt, overlain by carbonate clastic sediments, separates these two complexes in space and time. In the Zeballos-Nimpkish lake area H.C. Gunning in an article written in 1932 entitled "Preliminary Report on the Nimpkish Lake Quadrangle, Vancouver, Island, British Columbia" published in the Geological Survey of Canada, Memior 272, defined this volcanoclastic sequence the Vancouver Group. The Vancouver Group is intruded by various bodies of the Coast Plutonic Complex which were emplaced from late Jurassic to early Cretaceous time. Post orogenic Tertiary clastic sediments fringe the West Coast.

STRATIGRAPHY

         The volcanic and sedimentary rocks of the Vancouver Group comprise a conformable series that strikes, in general, northerly to northwesterly and dips westward to southwestward. Consequently the oldest rocks are found to the east and the youngest to the west. Upper Triassic Karmutsen volcanics (muTRK) form the base of the Vancouver Group and consist of a thick series of medium to basic, highly amygdaloidal volcanic flows, with very little interbedded sedimentary material. Except in contact zones with granitic intrusions the volcanics exhibit low-grade metamorphism. The basaltic eruptions started with pillow lavas in a deep marine rift basin, continued with aquagene tuff and breccia as the basin became shallower, and terminated with subareal basalt flows.

         Conformably  above the  Karmutsen  Formation is the Quatsino  Formation
(uTRQ), which is composed of massive to thickly bedded white to blue crystalline limestone. Poorly preserved ammonite fossils from the Quatsino limestone indicates an Upper Triassic age. The succeeding Parson Bay Formation (uTRPB) is composed of interbedded calcareous black argillite, calcareous greywacke and sandy to shaly limestone. A general coarsening of grain size is seen moving upward in the stratigraphic succession. The Bonanza Group (IJB) was originally named by Gunning (1932) and included an upper unit composed of mainly rhyolitic and basaltic tuffs and breccias. Muller (1977) has reclassified the lower calcareous sedimentary unit as belonging to the Parsons Bay Formation. The Bonanza represents several eruptive centres of a volcanic arc and consequently its stratigraphy varies considerably.

INTRUSIVES

         Most of the intrusive rocks on Vancouver Island form part of the Coast Intrusions, which range in composition from quartz diorite to granite and were emplaced during Jurassic or Cretaceous time. On northern Vancouver Island these intrusive rocks form regional patterns of narrow northwest trending belts separated by slightly wider belts of Upper Triassic volcanic and sedimentary rocks. On the west side of the island the pattern is more pronounced where a 3 kilometre wide belt, just west of Nimpkish Lake, has been traced southeast to Vernon Lake, a distance of 80 kilometres. Within the Vancouver and Bonanza Groups the intrusives form sills, dykes and high level stocks of hornblende-quartz-feldspar porphyry and there is an apparent comagmatic relationship between intrusions and volcanics. Much of the economic mineralization within the Zeballos mining camp was developed in or in close association to these intruding batholiths and stocks.

STRUCTURE

         The structures of northern Vancouver Island are probably due to several periods of deformation occurring from late Mesozoic to early Tertiary time. Vancouver Group rocks are folded into broad regional anticlinoria and synclinoria that strike northwesterly and have average trough to crest distances of 11 to 16 kilometres. A well-developed synclinal structure was mapped between Bonanza and Nimpkish lakes however the fold pattern becomes increasingly disrupted toward the southwest. The regional structure in the Zeballos map area is complex due to the predominance of intrusive bodies that disrupt the broad folds. J. W. Hoadley in his article written in 1953 entitled "Geology and Mineral Deposits of the Zeballos-Nimpkish Area, Vancouver Island, Britihs Columbia" published in the Geological Survey of Canada, Memior 272, described these structures as follows:

"In the vicinity of major batholithic intrusive bodies, regional structures have been largely obliterated or masked by secondary structures imposed during intrusion. Where the intrusions have invaded volcanic rocks, general upwarping and relatively mild folding are observed, and some of the smaller roof pendants have, apparently, been tilted en masse from their original position. However, where the intrusive bodies have invaded the Quatsino limestone or the sedimentary part of the Bonanza Group (Parson Bay Formation), the degree of secondary folding is much more pronounced. The rocks are intricately folded or overturned, and, in places, recumbent folds are common."

         Several major north or northwest trending fault zones are mapped in the Zeballos map area. The most pronounced fault follows the North Fork of the Zeballos River and trends slightly west of north and dips steeply east where observed. This fault is thought to be later than steeply dipping east to east-northeast striking cross faults.

PROPERTY GEOLOGY

         Detailed geological mapping of the Zeballos Mining Camp was completed by J.S. Stevenson in 1950 and published by the British Columbia Department of Mines as Bulletin No.27. Mesozoic volcanics and sediments of the Vancouver Group outcrop and are intruded by Coast intrusives of probable Jurassic age over this relatively small area (58 km(2)). Geological mapping by Stevenson did not attempt to make regional correlations but instead used lithology of the rocks to define the mappable units.

         The volcanic and sedimentary rocks comprise a conformable series that strikes north-northwest and dips south to southwesterly so that the oldest rocks are found to the east and the youngest to the west. Andesitic lava of the Karmutsen volcanics outcrop west of the North Fork of the Zeballos river and represent the oldest mapped unit. Massive limestone of the Quatsino Formation overlies the lava to the west along Contact creek. A large assemblage of volcanics, mainly pyroclastics and minor flows of the Bonanza Formation, overlies the limestone conformably to the west and outcrops over the southwest quadrant of the mining camp. A northwesterly belt of Coast intrusives that include, from oldest to youngest, gabbro and hornblende diorite, granodiorite, quartz diorite, and several varieties of dykes, invade the stratified rocks. The intrusives are a dominant feature within the Zeballos mining camp and as most mineral deposits are associated with it, is of considerable economic and geological interest.

         The major structure of the area is a monoclinal fold that strikes northwest and dips 40 to 60 degrees southwest. This fold is modified by a major northwest trending dragfold between Lime and Contact creeks in which the crest follows Lime creek and the trough follows the ridge 600 metres to the east. Minor dragfolds occur near contacts with the quartz diorite. A major northerly trending fault of indeterminate displacement follows the North Fork of the Zeballos River and appears to dip vertical or steeply east. About 800 metres up Fault Creek from the junction with the North Fork is a second fault of major importance. The fault strikes east-southeast and dips steeply north-northeast offsetting the west dipping contact between Quatsino limestone and Karmutsen volcanic rocks about 600 metres to the west on the south side of the fault.

MINERALIZATION AND ALTERATION

         Mineral deposits of the area include gold-bearing quartz veins and high temperature replacement (skarn) or contact metamorphic deposits in limestone or calcareous sedimentary rocks. Deposits of the latter type are confined to areas where Quatsino limestone and sedimentary parts of the Karmutsen and Bonanza group rocks have been invaded by Coast intrusions. The replacements typically contain chiefly magnetite with lesser amounts of pyrrhotite (F.L., Ridge, Churchill) or they contain mainly chalcopyrite and only minor magnetite and pyrrhotite (Maquinna and Central Zeballos) and sometimes appreciable gold (Beano). In the Ford skarn deposit a 21 metre thick tabular body of magnetite follows a limestone-tuff contact and has been traced along 400 metres of strike.

         Auriferous gold-bearing veins of the Zeballos camp are characteristically narrow, with widths less than one foot (30 cm), but commonly contain gold in excess of one ounce to the ton (35 g/tonne). Some of the veins occur in sheeted zones up to 4 feet (1.2 m) wide that may pinch and swell along strike forming lenticular quartz-sulphide zones (Goldfield Vein). The veins follow fairly continuous fault fissures and are often banded by an alternation of quartz and sulphides where the abundance of sulphide varies from 10 to 50 percent and averages about 25 percent. Sulphides, in order of abundance are pyrite, sphalerite, arsenopyrite, chalcopyrite, galena, pyrrhotite, and rarely marcasite.

         The producing mines in the camp were located at the northwest end or nose of the quartz diorite intrusive body and related to structural deformation and mineralization there. It has been found that veins, or parts of veins, that follow the direction of tension in any fracture pattern are the most favourable for the localization of ore. A study of fracture patterns in the Zeballos camp by J. S. Stevenson in 1950 determined that veins that strike close to north 62 degrees east and dip vertically were formed by tension and thus most likely to contain higher grade oreshoots. This discovery has been proven by practical experience where several high grade veins (Privateeer No.3, Goldfield Vein) and gash veins in the Zeballos camp are orientated in this direction.

         On the Zeb Au claim there are more than three sheared-vein showings of limited extent containing minor amounts of gold and base metals. The shears zones are generally less than one metre wide, strike 035 to 090 degrees, and dip steeply north or south. The quartz veins within the shears are usually 5 to 30 centimetres wide and mineralized with pyrite-arsenopyrite and lesser amounts of pyrrhotite, chalcopyrite, sphalerite and galena. Near the headwaters of Fault Creek, in the northwest corner of the claim, several small lens shaped replacement bodies of magnetite are exposed along the contact of intruding diorite and Quatsino limestones. These showings are the southern extension of the Churchill showings which follow the northwest trending strike of the contact. Outcrop areas of magnetite are characterized by large areas of limonitic material alternating with coal-black patches of magnetite.

         The Goldspring Vein is exposed in the creek bed of Fault Creek and on the south bank of the creek between two adits. The vein follow a rusty shear zone up to 30 centimetres wide with an orientation of 355 degrees dipping 55 to 70 degrees east and is mineralized with abundant pyrite and patches of chalcopyrite. At the lower portal a sample taken across the 20 centimetre width of vein assayed 0.40 oz/ton gold and 0.1 oz/ton silver.

RECOMMENDATIONS

o Airphoto interpretation and reconnaissance mapping is required to determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area.

o Construction of a soil geochemical grid across structural features sampled at 20 metre intervals on lines spaced 100 metres apart. Major northeast striking stratigraphic contacts and shear zones should be prospected and the grids orientated perpendicular to them should they appear to be mineralized. If terrain conditions prohibit establishing a grid, closely spaced contour sampling traverses should be considered.

o Ground geophysical surveys using VLF-EM and magnetometer instruments to locate less obvious linear features (faults), geological contacts and mineralized horizons.

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified.

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

REGISTRANT'S MAIN PRODUCT

         The Registrant's primary product will be the exploration of its mineral property which might eventually result in the sale of minerals, both precious and commercial. The Registrant is not at the stage of development whereby minerals can be mined and sold thereby giving the Registrant a cash flow. There is also no guarantee that the Registrant will ever be able to sell any minerals of any kind from its mineral claim.

REGISTRANT'S EXPLORATION FACILITIES

         The Registrant will be exploring its mineral claims initially in the Zeballos area of British Columbia and does not plan to build any mill or smelter facilities until such time as a production decision is made. This will be several years into the future, or maybe never, before the need to build a permanent facility is warranted. During the exploration period, the Registrant will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

RISK INHERENT IN MINERAL PROPERTIES

         There are certain inherent risks with mineral properties from the point of view of the Registrant and its shareholders as follows:

      1. The Zeb Au claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search of ore.

      2. There is no certainty that any expenditures made in the exploration of the Zeb Au property will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

     3. Resource exploration is a speculative business since there is no assurance after the initial funds are raised that the Registrant can raise any further funds from the market place.

     4. Failure to discover mineral deposits or finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Registrant competes with other companies that have greater resources.

     5. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

      6. Prior to commencing mining operations on any of its properties, the Registrant must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. Fortunately the Registrant is currently in the exploration stage where a system of constructing grids and soil sampling will be the first exploration procedure. Under the Mines Act of British Columbia, the Registrant is not required to complete an application for submission to the district inspector. No bond will have to be posted with the mining branch to ensure environmental clean up. Nevertheless, the Registrant will be required to file an application if it decides to continue exploration activities by either trenching, bulk sampling, drilling or developing an adit. A bond, the amount to be determined by the district inspector, will have to be posted to ensure adequate clean up of the site upon abandonment. At this point the Registrant will have to prepare a detailed application that will include a deactivation or reclamation plan. The reclamation plan will have to be completed within one year of cessation of exploration unless otherwise approved by the district inspector. At this time, management is unable to assess the financial impact of any environmental damage other than knowing that the posted bond will be forfeited in full if the Registrant does not complete the reclamation correctly.

      7. While the Registrant has obtained the usual industry standard title reports with respect to the Zeb Au claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in the Registrant's interest therein.

      8. The Zeb Au claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

L.       OTHER MINERAL PROPERTIES

         The Registrant has not identified any other mineral properties either for staking, purchasing or joint venture. No negotiations or agreements have been entered into on any other mineral property and none are expected over the foreseeable future.

EMPLOYEES

         As at June 30, 1999, the Registrant did not have any employees either part time or full time. Initially the Registrant will not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions. Nevertheless the executive officers undertook the responsibility of initially identifying a mineral property of merit, incorporating the Registrant, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers. They were not paid for these services in cash by the Registrant but the Registrant has given recognition in the financial statements to this contribution by expensing $1,000 for services of the President and crediting capital contribution for a like amount.

         The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties - being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. The Registrant will use independent workers and consultants initially on a part time basis.

COMPETITION

         In Canada there are numerous mining and exploration companies, both big and small. All of these mining and exploration companies are seeking properties of merit and availability of funds. The Registrant will have to compete against such companies to acquire the funds to develop its mineral claim. The availability of funds for exploration is sometimes limited and the Registrant might find it difficult to compete with larger and more well-known companies for capital. Even though the Registrant has the rights to the mineral on its claim there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claim in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claim might lapse and be staked by other mining interests. The Registrant might be forced to seek a joint venture partner to assist in the development of its mineral claim. In this case, there is the possibility that the Registrant might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

         Even when a commercially viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Registrant's ability to process its ore and eventually market it. At this point in time the Registrant does not have any contractual agreements to refine any potential ore it might discover on its mineral claims.

         The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Registrant's ability to attract talent from the mining field. There is no assurance that the Registrant's mineral expansion plans will be realized.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Registrant's mineral property may differ from the recommended work program as set forth in the geological report dated April 30, 1999 prepared by Calvin Church, Pigeon. and summarized herein. Factors that could cause the work program to differ are described throughout this Form.

PLAN OF OPERATION

         To date the Registrant has concentrated on the Zeb Au claim. In the future, the Registrant will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Registrant. Subject to the availability of financing, the Registrant will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

         As at April 30, 1999, the Registrant had $9,895 of assets, and $3,390 of liabilities. The cash equivalent as at April 30, 1999 was $9,845.

         The  Registrant  has  no  contractual   obligations  for  either  lease
premises, employment agreements or work commitments on the Zeb Au claim and has made no commitments to acquire any asset of any nature.

         Operational and administrative expenses of the Registrant for 1999 are projected to be approximately $4,450 which will comprise audit ($1,500), filing fees with regulatory authorities -Edgar ($1,000), transfer agent's fees ($1,200) and miscellaneous ($750). The Zeb Au claim is in good standing until February 2000 and if warranted the Registrant need not spend any money on its claim until that date. The current cash position is sufficient to pay the above noted expenses and if required the officers and directors can advance additional funds to the Registrant.

         Since March 4, 1999, the date of inception, the Registrant has incurred the following expenses:

           Accounting and audit                   (1)            $  2,250
           Bank charges                           (2)                  87
           Geology report                         (3)               1,200
           Incorporation costs written-off        (4)                 670
           Management fee                         (5)               1,000
           Office and miscellaneous               (6)                 170
           Rent                                   (7)                 600
           Staking costs                          (8)                 368
           Telephone                              (9)                 200
           Transfer agent's fees                 (10)               2,340
                                                                   ------
                   Total expenses for the period                 $  8,885
                                                                   ======

     (1)      Audit fee - $2,250

     The Registrant had its financial statements audited as at April 30, 1999, as attached to this Form 10-SB, for a fee of $1,500. In addition, accounting services in the preparation of a working paper file and the accounting records of the Registrant resulted in an invoice of $750.

     (2)      Bank changes - $87

     Monthly service charges for operating the account as charged by the Bank of Montreal.

     (3)     Geology report - $1,200

     The Registrant engaged the services of Calvin Church, P. Geo., to write a report to the Registrant detailing the mineralization on the Zeb Au claim and recommending a future work program. This report was completed on April 30, 1999 and has been summarized in part in this Form under the heading of "Exploration and Development of Zeb Au Mineral Property."

     (4)     Incorporation costs written-off - $670

     The Registrant has treated the costs of incorporation as period costs and has written them off as an expense in the current period rather than capitalize them and amortize them over a period of time.

     (5)     Management fee - $1,000

     The Registrant has not paid any fees to its directors or officers during the current period. Nevertheless, the Registrant realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Registrant. Therefore, a management fee of $1,000 has been expensed and credited to capital contribution during the current period.

     (6)     Office and miscellaneous - $170

     Office and miscellaneous represents the printing of cheques for use by the Registrant, photocopying, courier and fax charges for the period.

     (7)     Rent  -  $600

     The Registrant uses the personal residence of the President of the Registrant as an office. No charge has been incurred by the Registrant. Nevertheless, the Registrant recognizes that there is a cost to using an office and therefore has expensed $600 and credited to capital contribution a similar amount.

     (8)    Staking costs - $368

     The Registrant engaged the services of Edward Skoda to stake the Zeb Au claim in the Zeballos area of British Columbia. Mr. Skoda invoiced the Registrant for his staking and recording costs.

     (9)    Telephone - $200

     The Registrant has not incurred any telephone charges to date. Nevertheless, the Registrant recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $200 with an offsetting credit to capital contribution. This expense was determined on the fair market value of obtaining a telephone line and operating for it a three month period.

    (10)    Transfer agent's fees - $2,340

     Transfer agent's fees comprise $1,200 for the annual fee paid to maintain an account with the transfer agent and $1,040 for preparation and issuance of share certificates. The Registrant has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizating it over the entire year.

         Management feels that its present cash position, after the payment of all outstanding accounts payable, is sufficient to meet its present needs other than undertaking any exploration program on the Zeb Au claim. Maintaining the Zeb Au claim in good standing for an additional year, being to the end of February 2001, would result in cash been spent in the amount of approximately $1,000. Other expenses required by the Registrant in the immediate future would be for accounting, transfer agent charges, office expenses and audit. If the Registrant wishes to explore the Zeb Au claim it will require additional funds. These funds might be provided by the directors and officers, by way of bank financing or the selling of the Registrant's capital stock. No consideration, at this time, has been given to the raising of additional funds.

         The Registrant's auditor has qualified his audit opinion as to whether the Registrant is a going concern as follows:

         "The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 6. These financial statements do not include any adjustments that might result from the outcome of this uncertainty."

         In Note 6 management has indicated the Registrant will need additional capital to be successful in its planned activity and continuation of the Registrant as a going concern is dependent upon obtaining additional working capital and the management of the Registrant has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Registrant to operate in the future. The management is willing to advance the necessary funds, comprising of assessment payments on the Zeb Au claim ($1,200), audit ($1,500), accounting ($500), filing fees ($1,000), transfer agent fees ($1,200) and miscellaneous ($500). The advancement of these funds will maintain the Registrant in good standing financially for an additional year. To undertake an exploration program the Registrant will require additional funds over and above the above mentioned funds. These funds might be obtained through institutional funding or the sale of the Registrant's common stock. If these funds cannot be raised, the Registrant as an entity might cease to operate. The auditor made this qualification in his report in order to alter the reader that there is a chance that the Registrant might not survive as a company without additional funds.

         Management does not believe the Registrant's operations have been materially affected by inflation.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Zeb Au claim consists of one 18 unit metric (25.3 square miles) claim situated within the Zeballos mining camp near the town of Zeballos about 300 kilometers (186 miles) northwest of Victoria, British Columbia. The property is 100 percent owned by The Zeballos Mining Company.

         The Zeballos mining camp was a significant gold producer between 1934 and 1948 and achieved total output figures of 287,811 ounces of gold and 124,700 ounces of silver during that time. Typically gold and silver was mined from high-grade ore shoots in auriferous quartz veins averaging less than one foot
(30cm) wide along fairly continuous strike lengths. The overall grade for the camp was approximately 0.44 ounces gold per ton mined; however the actual grade of most veins before dilution from mining is much higher (> 1.0 oz/ton).

         Gold-bearing quartz veins developed in shear zones near border phases of intrusive rocks and in adjacent host rocks. Shearing patterns and related planes of tension that developed in the intrusive bodies due to their structural deformation were important to the localization of economic accumulations of gold. High-grade ore shoots formed in veins and tension gashes with an orientation of 062(degree)/90. In quartz-sulphide ores the amount of gold is proportional to the amount of sulphide and the presence of galena and sphalerite.

         Many of the mineralogical associations and structural patterns found in the area of the former producing mines in the Zeballos mining camp are evident in the area of the Zeb Au claim. Although gold-bearing veins on the property are considered to be too small or low grade to be economic the potential for new discoveries is possible. An exploration program including reconnaissance mapping, geophysics and geochemical sampling is recommended to determine the extent of the mineralizing system on the Zeb Au property. Further programs of trenching and drilling are recommended contingent on favorable results of each preceding exploration phase.

OFFICES

         The Registrant's executive offices are located at 34 - 3387 King George Highway, Surrey, British Columbia, Canada. The office is located in the home of the President of the Registrant. There is no charge to the Registrant for having an office there but an imputed charge of $600 has been expensed during the current period with an offsetting entry to capital contribution. The Registrant realizes it will eventually have to acquire office space of its own. No office space has been selected to date.

INCORPORATION IN THE STATE OF NEVADA

         The Registrant incorporated in the State of Nevada rather than British Columbia mainly due to the tax reasons. In British Columbia the provincial government imposes a capital tax based on the number of issued and outstanding shares. This is an annual tax. In addition both the Federal and

Provincial Governments impose tax on any profits made. This tax could range as high as 51% of net income. By having a Nevada based company the Registrant will only be subject to a 15% withholding tax as set forth in the Canada/ US Tax Treaty. The State of Nevada has no corporate tax.

OTHER PROPERTY

         The Registrant does not own any other property other than the rights to the minerals located on the Zeb Au claim.

PUBLIC ANNOUNCEMENTS

         The Registrant has made no public announcements of any kind prior to the filing of this Form 10-SB.

PATENTS, TRADEMARKS, LICENSES, ETC.

         The Registrant does not have any patents, trademarks, licenses, franchises, commissions, royalty payments or labor contracts.

RESEARCH AND DEVELOPMENT

         The Registrant has spent no money since inception on research and development activities.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of June 30, 1999.



   (1)                   (2)                               (3)                     (4)
  TITLE           NAME AND ADDRESS                  AMOUNT AND NATURE            PERCENT
    OF              OF BENEFICIAL                     OF BENEFICIAL                OF
  CLASS                OWNER                        OWNERSHIP (1),(2)           CLASS (2)
  -----                ------                       -----------------           ---------
Common           E. DEL THACHUK                            2,525,000 (i)             22.80%
Shares           34-3387 King Edward Highway
                 Surrey, B.C.
                 Canada, V7S 2X7

Common           JAMES BRUCE                               2,525,000 (ii)            22.80%
Shares           114-2274 Folkstone Way
                 West Vancouver, B. C
                 Canada, V7S 2X7

-----------

(1) As of June 30, 1999 there were 11,075,400 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(i) Del Thachuk, the President and Director of the Registrant, purchased for cash 2,500,000 shares at a price of $0.001 per share. In addition, Mr. Thachuk purchased for cash 25,000 shares at $0.10 per share. All these shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

(ii) James Bruce, a director of the Registrant, purchased for cash 2,500,000 shares at a price of $0.001 per share. In addition, Mr. Bruce purchased for cash 25,000 shares at a price of $0.10 per shares. All these shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of June 30, 1999.

     (1)                           (2)                               (3)                     (4)
    TITLE                   NAME AND ADDRESS                  AMOUNT AND NATURE            PERCENT
      OF                      OF BENEFICIAL                     OF BENEFICIAL                OF
    CLASS                        OWNER                        OWNERSHIP (1),(2)           CLASS (2)
    -----                        ------                       -----------------           ---------
Common                   E. DEL THACHUK                             2,525,000 (3)          22.80%
Shares                   34-3387 King George Highway
                         Surrey, British Columbia
                         Canada, V4P 1B7

Common                   JAMES BRUCE                                2,525,000 (3)          22.80%
Shares                   114-2274 Folkstone Way
                         West Vancouver, B. C.
                         Canada, V7S 2X7

Common                  STACEY BLIGH                                      NIL               0.00%
Shares                  2406-1050 Burrard Street
                        Vancouver, British Columbia
                        Canada, V6Z 2S3

                        All officers and directors as a             5,050,000              45.60%
                           group (three persons)

-----------
(1) As of June 30, 1999, there were 11,075,400 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

(3) Mr. Thachuk is President and a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Thachuk could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

    Mr. Bruce is a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
    (1) year, Mr. Bruce could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Registrant's directors and executive officers as of June 30, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                            TERM AS
                                                           DIRECTOR
            NAME               POSITION HELD               EXPIRES
          -------              -------------               --------
     E. Del Thachuk        President and Director            2000

     James Bruce           Director                          2000

     Stacey Bligh          Secretary Treasurer                --

         DEL THACHUK, 63, has been the President and a Director of the Registrant since its inception. Mr. Thachuk graduated from Victoria Composite High School in Edmonton, Alberta before spending nine months articling as a chartered accountant student. Subsequently Mr. Thachuk worked for two years for the City of Edmonton as a surveyor before entering professional football for four years. He was a player for London Lords in London, Ontario and subsequently was hired by the Edmonton Eskimos. From 1962 to 1969, Mr. Thachuk was owner and president of Civic Tire & Battery Ltd. located in Olds, Alberta. His company owned three tire shops and was in partnership with an additional two. Subsequent to the sale of his company he became a contractor for a short period of time during which time he build and sold five houses and approximately thirty pre-fab homes. In 1971, Mr. Thachuk commenced mining a placer gold property he owned in Atlin, British Columbia. During the fifteen years he mined his placer property he extracted in excess of 30,000 ounces of gold. With the sale of the placer property, Mr. Thachuk, over the next five years, entered into various mining ventures in Nevada, Washington State and British Columbia. During this same period of time, Mr. Thachuk was president of Red Fox Minerals Ltd., a company listed for trading on the Vancouver Stock Exchange. In 1991, he became part owner and general manager for Koben Sand & Gravel which employed 36 employees and in its third year of operations had in excess of CDN $6,000,000 in sales. In 1994, Mr. Thachuk became a consultant for various companies until 1997 when he incorporated and became president of Mine A Max Corporation, a company called for trading on the OTC Bulletin Board in United States.

         JAMES BRUCE, 71, has been a Director of the Registrant since its inception. Mr. Bruce received a degree from the University of British Columbia in Agriculture in 1950. After graduation he became Vice President of Sales and General Manager for Imperial School Furniture where he worked for 14 years before becoming Vice President of Sales for Co-ordinated Business Interiors. Subsequent to his departure from Co-ordinated Business Interiors he became a registered broker for Hemsworth Turton where his responsibilities were to promote equity funding for public and private companies. In 1969 he became President of White Water International and Inter-American Nickel Corp. which was in the process of developing a water purification system. In 1972, he accepted the position of Senior Account Manager for Finning Tractor (Caterpillar Distributor) where he was employed until 1981. Since that time, Mr. Bruce has been President and Chief Executive Officer for Newgen Environmental Systems Inc. (formerly New Generation Power Corp.), a public company currently trading on the Alberta Stock Exchange.

         STACEY BLIGH, 26, has been the Secretary Treasurer of the Registrant since its inception. She graduated from Edward Milne Secondary School in 1990 with the Dogwood Diploma after having achieved the Honor Roll Status for four consequent years before obtaining a position with Westport Design Centre where her responsibilities were preparing bid sheets for large development projects, job costing and co-coordinating activities with various departments. In 1992 she attended the University of Victoria for two years where she majored in Biology. Subsequent to leaving university Ms. Bligh became an assistant appraiser for D.R. Coell & Associates in Victoria, British Columbia where her duties comprised proof reading all residential property appraisals and ensuring that legal matters were attended to. In 1995 she moved to Whistler, British Columbia and worked for Re/Max, completing all closing documentation for real estate projects. Subsequently she was employed by Whistler Resort Association where she was responsible for food and beverage accounting and supervising all staff at functions involving cash sales. Presently Ms. Bligh is employed by her personal wholly-owned company undertaking administrative work for various other companies.

         Mr. Edward Skoda was the incorporating director of the Registrant but resigned as a director on March 15, 1999 due to moving permanently to Mexico. It was felt in the best interest of the Registrant that the current directors accept Mr. Skoda's resignation since he would not be available to attend to the affairs of the Registrant.

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities and Exchange Act of 1934 except Del Thachuk who is president and a director of Mine A Max Corporation, a company trading on the OTC Bulletin Board in the United States.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant. The directors and officers of the Registrant act as promoters. There are no other individuals who act or are considered to be promoters for the Registrant.

ITEM 6.           EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended April 30, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                                          SUMMARY COMPENSATION TABLE (1999)

                                                                     LONG TERM COMPENSATION (US DOLLARS)
                                                                     -----------------------------------
                            ANNUAL COMPENSATION                         AWARDS               PAYOUTS
                            -------------------                         ------               -------
           (a)                (b)         (c)           (e)          (f)           (g)          (h)          (i)
                                                       OTHER      RESTRICTED                              ALL OTHER
                                                      ANNUAL        STOCK       OPTIONS/       LTIP        COMPEN-
   NAME AND PRINCIPAL                                  COMP.        AWARDS         SAR        PAYOUTS      SATION
        POSITION             YEAR        SALARY         ($)          ($)           (#)          ($)          ($)
      -----------           -----       -------         ---          ---           ---          ---          ---
E. Del Thachuk               1999         -0-           -0-          -0-           -0-          -0-          -0-
President and
     Director

James Bruce,                 1999         -0-           -0-          -0-           -0-          -0-          -0-
     Director

Stacey Bligh,                1999         -0-           -0-          -0-           -0-          -0-          -0-
Secretary Treasurer


There has been no compensation given to any of the Directors or Officers during 1999. There are no stock options outstanding as at June 30, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The  Registrant  has never before filed a  prospectus  specified  under
Section 10(a) of the Securities Act of 1933 at this time. The Registrant raised funds from its officers' and directors' relatives, friends and business associates as more fully described below.

Shares issued to Directors

         On March 14, 1999 the directors of the Registrant subscribed for 5,000,000 shares at $0.001 per share for cash consideration totaling $5,000. In addition, on March 27, 1999 both directors subscribed for a further 25,000 shares each at $0.10 per share for a total consideration of $5,000.

         The breakdown of the shares issued to these two directors at both $0.001 per share and $0.10 per share is as follows:

            E. Del Thachuk                     2,525,000 shares
            James Bruce                        2,525,000 shares

         All the above noted stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Registrant could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued at $0.001 to non-directors and officers

         On March 16, 1999 the Registrant accepted subscription agreements from 12 individual corporations for a total number of 6,000,000 shares at a price of $0.001 per share. All shares were paid for in cash which amounted to total receipts of $6,000. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares. The names of the corporation, the principal officer and the number of shares purchased for each corporation are listed below:

          NAME OF CORPORATION               PRINCIPAL                  NUMBER OF SHARES
          -------------------               ---------                  ----------------
       Portsail Overseas Ltd.                Maria Scott                      535,000
       Flametree Properties Ltd.             Richard Smith                    540,000
       Lionus Productions Inc.               Michael Laidlaw                  550,000
       Principal Corp.                       Amir Sosa                        390,000
       Larkspur Limited                      Ronald Lui                       545,000
       Kingmoor Capital Ltd.                 Tracey Williams                  455,000
       Waterloo Investments Inc.             Clifford Wilkins                 525,000
       Ravensburg Kapital GmbH               Marie Gabb                       450,000
       Camaret Freres S.A.                   Joy Vernon-Godfrey               480,000
       Nova International Ltd.               Keith King                       500,000
       Viceroy Capital Inc.                  Jessica Garbutt                  500,000
       Strathaven International Inc.         David Finzer                     530,000


Shares issued at $0.10 per share to other shareholders

         On or about March 27, 1999, the Registrant approved the issuance of the following shares to individuals listed below for the consideration of $0.10 per share. All shares were paid for in cash for a total consideration of $2,540. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

                                                      NUMBER OF
                SHAREHOLDER                            SHARES
                -----------                           ----------
             Glyn Hethey                                 1,000
             Robin Hethey                                1,000
             Charles Hethey                              2,000
             James Hethey                                2,000
             Colleen Watalla                               500
             Carol Krushnisky                            1,200
             Carrie Page                                   900
             John R. Krushnisky                          1,000
             Gordon Krushnisky                             800
             Jako Krushnisky                               750
             Steven Bruce                                1,500
             Linda Bruce                                 1,000
             Raymond Miller                                500

             Mary Hethey                                 2,000
             Doris O'Brien                               1,000
             Auggnetha Quashie                             900
             Carrie Thachuk                                750
             Mike Thachuk                                  750
             John W. Walker                              1,200
             Carol Finley                                1,000
             Michael Kennaugh                              850
             Carsten Mide                                  600
             Raymond Contoli                               700
             Randy Contoli                                 500
             Raymond Levesque                            1,000


         The directors and officers have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Registrant has given recognition to this contribution by including them in expenses and crediting capital surplus the following amounts:

      Management fees                    $   1,000
      Rent                                     600
      Telephone                                200
                                           -------
                                         $   1,800


         Certain directors of the Registrant are directors, officers, stockholders and/or employees of other companies, and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Nevada.

         All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Registrant. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Registrant, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

REPORTS TO SECURITIES HOLDERS

         Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status as a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

         The public may read and copy any material which the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

         The Registrant is dependent on computer technology in its business operations even though it does not itself own any computers at the present time. Nevertheless every business and professional person the Registrant uses are reliant on computers which reliance has a direct effect on the Registrant.

         The "Year 2000 problem" arose because many existing computer programs use only the last two digits of a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of "19". If not corrected, many computer applications could fail or create erroneous results. The extent of the potential impact of the Year 2000 problem is not yet known, and if not timely corrected, it could affect the global economy. No country, government, business, or person is immune from the potential far-reaching effects of Year 2000 problems. Some estimates that include not only software and hardware costs, but also cost related to business interruption, litigation and liability, run into the hundreds of billions of dollars.

         The Registrant has determined that the consequences of its Year 2000 issues are likely to be material, in that a breakdown in the economy due to the Year 2000 problem might endanger its chances of exploring its property since assay companies, geologists and report writers are reliant upon computers. The Registrant has:

1. investigated computer software for future purchase whereby the Year 2000 issue has been addressed and corrected. The Registrant is in the state of readiness to purchase software, if it proves to have resolved the Year 2000 problem, at the time it acquires its own computer hardware.

2. incurred no cost, as yet, to address the Year 2000 issue but expects its costs in the future will be for the purchase of computers and software which have resolved the Year 2000 problem.

3. acknowledged the risk it faces with the Year 2000 issue from its geologists and professionals who have not addressed the Year 2000 issue and hence can no longer operate once the Year 2000 is upon the business community.

4. a contingency plan in that it will discuss with its geologists and professionals their contingency plans and if they have not addressed the Year 2000 problem the Registrant will switch to other geologists and professionals who have. There is no guarantee the Registrant will be successful in identifying those geologists and professions who have addressed the Year 2000 issue.

         In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

         This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant.

ITEM 8.           DESCRIPTION OF SECURITIES

         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at June 30, 1999, 11,075,400 shares were outstanding.

COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock is not presently traded or listed on any public market. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 5,050,000. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         The approximate number of record holders of the Registrant's common stock as at June 30, 1999 is 39 of which two are directors of the Registrant.

DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE

         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to April 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to June 30, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)      Subscription for 5,050,000 shares by the Directors of the Registrant

         On March 16,1999 the Registrant approved the issuance to its directors of 5,000,000 shares at a price per share of $0.001. Mr. Thachuk, President of the Registrant, purchased for cash 2,500,000 shares and Mr. Bruce, Director of the Registrant, purchased for cash 2,500,000 shares.

         On March 27, 1999 the Registrant approved the issuance of 25,000 shares each to its two directors at a price of $0.10 per share.

         All of these shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

(ii)     Subscription for 6,000,000 shares at a price of $0.001 per share

         On March 16, 1999, the Registrant accepted share subscriptions from twelve corporate investors of a total of 6,000,000 shares at a price of $0.001 per share. All shares were paid for in cash which resulted in proceeds to the Registrant of $6,000. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All of these corporations reside outside the United States and none of the principals are residents or citizens of the United States.

(iii)    Subscriptions for 25,400 shares at a price of $0.10 per share

         On  March  27,  1999,  the  Registrant   accepted   subscriptions  from
twenty-five investors in the amount of 25,400 shares at a price of $0.10 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All the shareholders live outside the United States and none are US citizens.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's bylaws require that the Registrant advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                                                    Page
                                                                                                    ----
Report of Independent Certified Public Accountants                                                   30
Financial Statements of The Zeballos Mining Company
        Balance Sheet as at April 30, 1999                                                           31
        Statement of Operations for the Period from March 4, 1999 (Date
             of Inception) to April 30, 1999                                                         32
        Statement of Changes in Stockholders' Equity for the Period from
             March 4, 1999 (Date of Inception) to April 30, 1999 33 Statement of
        Cash Flows for the Period from March 4, 1999 (Date
             of Inception) to April 30, 1999                                                         34
        Notes to Financial Statements                                                                35



ANDERSEN ANDERSEN & STRONG, L.C.                               941 East 3300 South, Suite 220
Certified Public Accountants and Business Consultants Board       Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                               Telephone 801-486-0096
                                                                             Fax 801-486-0098
                                                                   E-mail Kandersen @ msn.com

Board of Directors
The Zeballos Mining Company
Vancouver B. C. Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of The Zeballos Mining Company (a development stage company) at April 30, 1999 and the statement of operations, stockholders' equity, and cash flows for the period from March 4, 1999 (date of inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Zeballos Mining Company at April 30, 1999 and the results of operations, and cash flows for the period from March 4, 1999 (date of inception) to April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                          /s/  "Andersen Andersen & Strong"
May 25, 1999

        A member of ACF International with affiliated offices worldwide

                           THE ZEBALLOS MINING COMPANY

                          (A DEVELOPMENT STAGE COMPANY)

                                     BALANCE

                                 APRIL 30, 1999
ASSETS
CURRENT ASSETS
     Cash                                                              $  9,845
     Accounts receivable                                                     50
                                                                       --------
           Total Current Assets                                           9,895
OTHER ASSETS
     Mineral claims - Note 3                                                 --
                                                                       --------
                                                                       $  9,895

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                                 $  3,390
                                                                       --------
            Total Current Liabilities                                     3,390
                                                                       --------
STOCKHOLDERS' EQUITY

Common stock
      200,000,000 shares authorized, at $0.001 par
      value; 11,075,400 shares issued and outstanding                    11,075
Capital in excess of par value                                            4,315
Deficit accumulated during the development stage                         (8,885)
                                                                       --------
Total Stockholders' Equity                                                6,505
                                                                       --------
                                                                       $  9,895
                                                                       ========


The accompanying notes are an integral part of these financial statements.

                           THE ZEBALLOS MINING COMPANY

                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS

                        FOR THE PERIOD FROM MARCH 4, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 1999

SALES                                                              $         --
EXPENSES                                                                  8,885
NET LOSS                                                           $     (8,885)
                                                                   ============

NET LOSS PER COMMON SHARE
     Basic                                                         $      (.001)
                                                                   ============

AVERAGE OUTSTANDING SHARES
     Basic                                                           11,030,000
                                                                   ============







   The accompanying notes are an integral part of these financial statements.

                           THE ZEBALLOS MINING COMPANY

                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE PERIOD FROM MARCH 4, 1999 (DATE OF INCEPTION)

                                TO APRIL 30, 1999



                                                           COMMON STOCK              CAPITAL IN
                                                       -----------------------        EXCESS OF          ACCUMULATED
                                                       SHARES            AMOUNT       PAR VALUE           DEFICIT
                                                       ------            ------       ---------           -------
BALANCE MARCH 4, 1999 (date of inception)                   --        $       --        $       --        $       --

Issuance of common stock for cash
  at $.001 - March 14, 1999                          5,050,000             5,050                --                --

Issuance of common stock for cash
   at $.001 - March 16, 1999                         6,000,000             6,000                --                --

Issuance of common stock for cash
    At $.10 - March 27, 1999                            25,400                25             2,515                --

Capital contribution - expenses                             --                --             1,800                --

Net operating loss for the period from
    March 4, 1999 to April 30, 1999                         --                --                --            (8,885)
                                                    ----------        ----------        ----------        ----------
BALANCE APRIL 30, 1999                              11,075,400        $   11,075        $    4,315        $   (8,885)
                                                    ==========        ==========        ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                           THE ZEBALLOS MINING COMPANY

                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                        FOR THE PERIOD FROM MARCH 4, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 1999


CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                               $ (8,885)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts receivable                                           (50)
    Change in accounts payable                                            3,390
    Capital contributions - expenses                                      1,800
                                                                       --------
Net Cash From Operations                                                 (3,745)

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                              --
                                                                       --------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                            13,590
                                                                       --------

Net Increase in Cash                                                      9,845
                                                                       --------
Cash at Beginning of Period                                                  --

Cash at End of Period                                                  $  9,845
                                                                       ========
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES


Capital contributions - expenses                                       $  1,800
                                                                       ========



   The accompanying notes are an integral part of these financial statements.

                           THE ZEBALLOS MINING COMPANY

                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCLAL STATEMENTS

1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on March 4, 1999 with authorized common stock of 200,000,000 shares at $0.001 par value.

The Company was organized for the purpose of developing mineral properties however operations had not been started by the report date.

The Company is in the development stage.

Since its inception the Company has completed a Regulation D offerings of 11,075,400 shares of its capital stock for cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

The Company has elected a fiscal year ending December 31, and has not completed an operating period and therefore has not filed an income tax return.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                           THE ZEBALLOS MINING COMPANY

                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization of Capitalized Mineral Lease Costs

The Company will use the successful efforts method to amortize the capitalized costs of any mineral leases it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incurred. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

Environmental Requirements

At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.       MINERAL CLAIMS

The Company has acquired one 18 unit metric mineral claim known as the Zeb Au Claim claims located in the Zeballos mining area near the town of Zeballos about 300 kilometres northwest of Victoria, British Columbia with an expiration date of February 29, 2000. The cost of staking and filing have been expensed.

                           THE ZEBALLOS MINING COMPANY

                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)

4. RELATED PARTY TRANSACTIONS

Related parties have acquired 45% of the common stock issued .

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

5. GOING CONCERN

The Company will need additional working capital to be successful in its efforts to develop the mineral claims acquired and therefore continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                     PART II

ITEM 1.           INDEX TO EXHIBITS



EXHIBIT
  NO.
-----

(2)      Charter and By-Laws
         (a)      Certificate of Incorporation of The Zeballos Mining Company  (filed herewith, page 40)
         (b)      Bylaws (filed herewith, page 44)
(3)      Instruments Defining Rights of Securities Holders
         (a)      Text of stock certificates for common stock (filed herewith, page 55)
(5)      Voting Trust Agreements
                  None
(6)      Material Contracts
         (a)      Not made in the ordinary course of business
                  (i)      Transfer  Agent  and  Registrar   Agreement   between
                           Registrant and Nevada Agency & Trust Co., dated March
                           10, 1999 (filed herewith, page 56)
(10)     Consent of experts and counsel
         (i)      Consent  of  Andersen  Andersen  & Strong,  L.C.,  independent certified public accountants (filed herewith, page 59)
(11)     Statement re computation of per share earnings
                  Not applicable
(16)     Letter of change in certifying accountant
                  Not applicable
(21)     Subsidiaries of the Registrant
                  Not applicable
(24)     Power of Attorney
                  None
(99)     Addition Exhibits
                  None



ITEM 2.           DESCRIPTIONS OF EXHIBITS

                    [Attached, pages 40 through 59]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         THE ZEBALLOS MINING COMPANY
                                                 (Registrant)

                                     By    /s/   "E. DEL THACHUK"
                                          -------------------------------------
                                                  E. Del Thachuk
                                             President and  Director


                                     By   /s/    "STACEY BLIGH"
                                          -------------------------------------
                                                   Stacey Bligh
                                               Secretary Treasurer


                                     Dated:    July 12, 1999